

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 30, 2008

Mr. Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation
1430, 1122 Fourth Street SW
Calgary, Alberta T2R 1M1
Canada

> **Re: Ausam Energy Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 11, 2008**
> **File No. 333-146853**

Dear Mr. Lummis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your auditors have issued a going concern opinion. Please add a risk factor that discusses this risk to investors and add a brief discussion of the issue in your MD&A.

2.   We note your response to prior comment 1. Please add the US dollar equivalent to the Canadian dollar price range you provide.

Selected Historical Consolidated Financial and Operating Data, page 19

Expenses per Boe, page 22

3.   We note your presentation of expenses per boe. Revise your presentation to provide the following:

- A clear explanation of how the boe measures have been calculated, including a reconciliation to the production and operating information presented in the notes to your financial statements pursuant to SFAS 69;

- An explanation of how you use the measures; and,

- Cautionary language indicating that your measures may not be the same as similarly titled measures presented by others.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

4.   We note your response to our prior comment 2 and reissue it in part. Please explain what you mean by the term "Test Well Unit." Also, please add that you must convey a 25% interest in a Test Well when it achieves payout.

Selected Financial Information, page 32

5.   The disclosure in the first three sentences following the table of selected financial information appears to be directly updated from your September 30, 2007 disclosure and appears redundant when viewed in the context of the disclosure for the year ended December 31, 2007 that appears in the subsequent sentences. Please review the disclosure in this section and revised as needed.

Consolidated Statements of Operations and Accumulated Deficit, page F-5

6.   Explain to us how you have considered the redemption price of preferred shares in excess of cost and the dividends on preferred shares in computing basic and diluted loss per common share for the year ended December 31, 2007. See SFAS 128, pars. 8 and 9.

Note 3. Oil and gas properties utilizing the full cost method of accounting, page F-15

7. Please expand the disclosure under footnote (4) to your tabular presentation to explain the basis for your determination that the carrying value of the Australian properties is recoverable.

8. Various references under Note 3 refer to Note 15b-Subsequent Events. It appears that these references should be to Note 17b – Subsequent Events. Review and revise as needed.

Supplementary Disclosures about Oil and Gas Production Activities (Unaudited), page F-27

9. If amounts labeled as "Unproved" in your schedules of Capitalized Costs and Costs Incurred relate to unevaluated properties, revise your column headings and line item captions to clarify this.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page F-28

10. We note that your presentation of the standardize measure does not include a reduction for future income taxes. Explain to us, in reasonable detail, your basis for this presentation. As part of your response, explain how this presentation complies with SFAS 69, par 30(c).

Engineering Comments

Selected Historical Consolidated Financial and Operating Data, page 19

Estimated Proved Reserves, page 21

11. It appears that you have disclosed the gross (before royalty) figures for your proved reserves. Please amend your document to disclose only the net (after royalty) figures – 543 MMCF gas and 9 MB oil. This comment also applies to the disclosures of proved reserves on page F-27 and the standardized measure on page F-29

Expenses per BOE, page 22

12. We note your disclosed unit production costs for the U.S. and Australia, $1.01/BOE and $11.82/BOE, respectively. The corresponding historical 2007 production costs (page F-28) are $4,882 and $77,303 for the U.S. and Australia, respectively. The corresponding production volumes for the U.S. and Australia are 4,848 BOE and 8,670 BOE, respectively. These yield unit production costs of $1.01/BOE for the

U.S. and $8.92/BOE for Australia. The U.S. unit cost appears low in comparison to the costs for other U.S. producers while the disclosed Australian unit cost appears inconsistent with the historical production costs and corresponding production. Please explain this to us or amend your document to address these items.

Business, page 42

United States, page 47

13. We note your reference to writedowns of the Saudi, Peach Creek and Duvall County prospects. Please amend your document to include the information pertaining to the impairment of your T-Patch prospect on page 33.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or, in his absence, Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have questions on the engineering comments. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
    R. Carroll
    D. Levy
    R. Winfrey

    Via Facsimile:
    William Lee, Esq.
    (713) 615-5312